FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES 2007 FOURTH QUARTER AND YEAR END FINANCIAL RESULTS

(Filing of Oil & Gas Disclosure Also Announced)

(all amounts expressed in U.S. Dollars)

Didsbury, Alberta – Monday, March 31, 2008 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announced financial results for the fourth quarter and year ended December 31, 2007.

2007 Highlights

•

Net income of $12 million driven by gains on asset sales;

•

JED acquires Caribou Resources Corp. in 2007;

•

Production exit rate more than doubles at December 31, 2007 to 2,108 Boe’s per day compared to year-end 2006;

•

Net income per share increases to $0.64;

•

Proven reserves increase by over 3.75 times to a $108.9 million present value using a 10% discount rate.

In 2007 the Company substantially restructured its operations through cost cutting, debt restructuring and the acquisition of a large productive property that should have a positive impact on the Company’s activities into 2008.

Many of the assets discussed in the fourth quarter of 2006 have been sold and new assets acquired through the acquisition in July 2007 of Caribou Resources Corp.  Accordingly management believes that the comparison of much of the data between the fourth quarters of 2007 and 2006 taken out of context could be misleading.

Summarized Financial and Operational Data
(in 000's except for volumes and per share amounts)
All financial results are in accordance with US GAAP
	Q4 ended Dec. 31	Q4 ended Dec. 31		Year ended Dec. 31	Year ended Dec. 31
	2007	2006	Change	2007	2006	Change
Production Information
Crude oil and natural gas liquids (bbls/d)	455	368	24%	311	635	(51%)
Natural gas (mcf/d)	3,298	5,457	(40%)	3,577	6,144	(41%)
Oil equivalent (BOE/d)	1,005	1,278	(21%)	907	1,659	(45%)
Exit production rate (BOE/d)	2,108	965	118%	2,108	965	118%

Financial Information
Production revenue	$4,732	$4,881	(3%)	$14,859	$25,253	(41%)
Net income (loss) applicable to common stockholders	$1,137	($16,450)	n.a.	$11,969	($77,558)	n.a.
Net income (loss) per share - basic	$0.06	($0.11)	n.a.	$0.64	($5.21)	n.a.
Net income (loss) per share - diluted	$0.06	($0.11)	n.a.	$0.64	($5.21)	n.a.

Operating Information
Average price Crude oil and natural gas liquids - $/bbl	$77.78	$46.60	67%	$58.87	$50.87	16%
Average price Natural gas - $/mcf	$6.13	$6.34	(3%)	$6.26	$6.01	5%
Average price Oil equivalent - $/BOE	$51.20	$40.49	26%	$44.88	$41.71	8%
Average price Operating costs - $/BOE	$24.01	$5.47	339%	$12.94	$7.80	66%

(more)

JED Oil News Release

March 31, 2008

During the third quarter of 2007, JED’s preferred shareholders agreed to an extension of the redemption date of their shares from February 1, 2008 to February 1, 2010 and have received a reduced conversion price of $3.50 per share to acquire common shares over that period.  The agreement reduces the Company’s current cash requirement to redeem the preferred shares by $28,760,000 until 2010.

Subsequent to the year end, the holders of the Company’s 10% Senior Subordinated Convertible Notes (“Notes”) have agreed to restructure the Notes and provide for their redemption. Under the terms of the agreement, the Company has until May 15, 2008 to complete the credit facility offered by a Canadian Chartered Bank of approximately $32 million. Net proceeds from the loan facility will be used to repay approximately $26 million of the outstanding notes plus accrued interest, an extension fee, and to reduce the working capital deficiency. Notes in the amount of approximately $14 million will be amended or replaced and an additional note in the amount of $4 million will be issued for cash which will be applied to the working capital deficiency. These notes will pay interest quarterly at a rate of 12% per annum and be convertible into common shares of JED at an exercise price of $1.25 per share. Approximately $11 million of the Notes will have a maturity date of 1 year from the date of closing and Notes totaling approximately $7 million will mature 2 years from the closing date.

The Company’s financial statements have been prepared on a going concern basis which presumes that JED Oil will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  Due to the Company’s reported working capital deficiency, it will require additional funds to maintain operations and discharge liabilities as they become due. While these conditions raise substantial doubt about the Company’s ability to continue as a going concern, the restructuring of the Notes discussed above has been designed to mitigate this risk.

Boe's, or barrels of oil equivalent, may be misleading if used in isolation.  A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Oil and Gas Disclosure Filed

JED has filed reports required under Canadian National Instrument 51-101 about its reserves and other oil and gas information, which are included in the Company’s Annual Information Form for the year ended December 31, 2007.  These documents can be found on www.SEDAR.com.

About JED Oil Inc.

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and develops and operates oil and natural gas properties in western Canada and the Rocky Mountain states in the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, General Counsel

www.theequitygroup.com

(403) 335-2105

www.jedoil.com